Exhibit 6

Schedule of Transactions

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
03/09/10	7,579	$43.1009	$326,662
03/10/10	37,895	$43.3234	$1,641,740

Total:	45,474		$1,968,402

Shamrock Activist Value Fund IV, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
03/09/10	2,421	$43.1009	$104,347
03/10/10	12,105	$43.3234	$524,430

Total:	14,526		$628,777

*	Excludes Brokerage Commissions